UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2009

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

1 AEC PARKWAY, RICHMOND HEIGHTS, OHIO 44143-1467
(Address of principal executive offices)

(216) 261-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   Entry into a Material Definitive Agreement.

On December 22, 2009, Associated Estates Realty Corporation (the "Company") entered into a Master Financing Agreement for a $100 million secured credit facility ("Facility") with Wells Fargo Multifamily Capital for repurchase by Federal Home Loan Mortgage Corporation ("Freddie Mac").   The Facility commitment is for a period of two years and the obligations under the Facility will be secured by nonrecourse, non cross-collateralized fixed or variable rate mortgages having terms of five, seven or ten years. Individual mortgages will be spot-priced as they come into the Facility and among other matters must satisfy Freddie Mac's internal underwriting standards.

ITEM 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The contents of Item 1.01 of this Current Report on Form 8-K are incorporated into this Item 2.03 by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

December 29, 2009	/s/ Lou Fatica
(Date)	Lou Fatica, Vice President
	Chief Financial Officer and Treasurer